SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on August 27, 2014, drawn up in summary form.

1.            Date, time and venue: On August 27, 2014, starting at 1:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participants: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, José Heitor Attilio Gracioso, Vicente Falconi Campos, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa. Also attended this meeting the members of the Fiscal Council, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1. Merger of Londrina Bebidas. To approve, after examination and discussion, the terms and conditions of the draft Protocol and Justification of Merger of Londrina Bebidas Ltda. (CNPJ No. 02.125.403/0001-92) (“Londrina Bebidas”) with and into the Company (“Merger”), which, after being certified by the Board, will be filed in the Company’s headquarters (“Protocol and Justification”).

          4.1.1. To ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. (CNPJ No. 27.281.922/0001-70) (“APSIS”) to prepare the valuation report of the net equity of Londrina Bebidas, based on its book value, for purposes of section 227 and in the form of section 8 of Law No. 6,404/76 (“Valuation Report”), having the directors analyzed such Valuation Report.

4.2. Authorization to the Executive Committee. To authorize the Company’s Executive Committee to perform all acts necessary for the implementation and consummation of the Merger, including, for example, the execution of the Protocol and Justification.

4.3. Call of Extraordinary General Shareholders’ Meeting. To determine the call of the extraordinary general shareholders’ meeting to submit to the Company’s shareholders the following matters: “(i) to exam, discuss and approve all the terms and conditions of the Protocol and Justification of Merger of Londrina Bebidas Ltda. (“Londrina Bebidas”) with and into Ambev S.A., entered into by and among the company’s managers and by Londrina Bebidas’ quotaholder (“Protocol and Justification” and “Merger”, respectively); (ii) to ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. (“APSIS”) to prepare the valuation report of the net equity of Londrina Bebidas, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”); (iii) to approve the Valuation Report; (iv) to approve the Merger; (v) to amend the first part of article 5 of the Company’s By-laws in order to reflect possible capital increases approved within the limit of the authorized capital and confirmed by the members of the Company’s Board of Directors until the date of the extraordinary general shareholders’ meeting; (vi) to authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the Merger; and (vii) to amend and restate the Company’s By-laws, in accordance with Company’s Management Proposal.”

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4.4. Capital Increase – Stock Option. In view of the exercise, by certain beneficiaries, of some options exercisable based under their respective programs approved by this Board of Directors, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as section 168 of Law No. 6,404/76, as amended, a capital increase in the total amount of R$6,739,282.12, upon issuance of 1,714,631 new common shares, at the issuance price of R$3.930456 per share, without preemptive rights, pursuant to paragraph 3 of section 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan of the Company currently in force. The newly issued shares deriving from the referred capital increase shall grant its holders the same rights and benefits that may be declared from time to time as the currently Company’s outstanding shares. Therefore, the Company’s capital is of R$ 57,490,709,470.23, divided into 15,694,516,665 common shares, without pair value.

4.5. Disclosure of Material Facts or Acts. To approve the disclosure of the Company’s material fact or act notices in the internet, at the website of the newspaper Valor Econômico (www.valor.com.br/fatosrelevantes) instead of in wide-circulation newspapers.

4.6. Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company. To approve amendments to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, which, signed by the Board of the meeting, is filed at the Company’s headquarters, on the Company’s Investor Relations’ website (www.ambev.com.br/ri/) and on the websites of the Brazilian Stock Exchange - BM&FBOVESPA S.A. (www.bmfbovespa.com.br) and of the Brazilian Securities Commission - CVM (www.cvm.gov.br).

5.        Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

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São Paulo, August 27, 2014.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Luis Felipe Pedreira Dutra Leite	/s/ José Heitor Attilio Gracioso

/s/ Vicente Falconi Campos	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer